THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

BEST AVAILABLE COPY

101 Barclay St. 22W New York, New York 10286

DEPOSITARY RECEIPTS

04035594

July 13, 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

BEST AVAILABLE COPY

SUPPL

RECEIVED
2004 JUL 19 P 4:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Irkutskenergo JSC
Exemption No.: 82-4458

Dear Sir or Madam:

In connection with Irkutskenergo JSC's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find a Financial Report for 9 months of 2003, Financial Results for 9 months of 2003, Financial Report for the full 2003 year, Financial Results for the full 2003 year and information about the Annual General Shareholders' Meeting. The Bank of New York acts as Depositary bank for the above referenced company under Form F-6 registration statement number: 333-6050 which was declared effective by the SEC on January 23, 1997.

Sincerely

Ludmila Leliavskaia
Assistant Vice President
Tel. (201)815-4493

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

dlw
7/20

IRKUTSK JOINT STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION

(JSC Irkutskenergo)

str. Shukhe-Bator 3, Irkutsk, Russia, 664025
Phone: 217-300, fax: (395-2) 217-899

The Bank of New York
ADR Division
101 Barclay Street, 22 West
New York, NY 10286
U.S.A.

26.04.2004 № 097/ 4933

На № ____________ от ____________

RECEIVED
2004 JUL 19 P 4:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir or Madam:

We send you copies of JSC Irkutskenergo financial reports and financial results for the 9 months of 2003 and for the full 2003 year.

Attachments:

1. Financial report JSC Irkutskenergo for the 9 months of 2003;
2. Financial results of JSC Irkutskenergo for the 9 months of 2003;
3. Financial report JSC Irkutskenergo for the full 2003 year;
4. Financial results of JSC Irkutskenergo for the full 2003 year.

Sincerely,

General director [signature] Vladimir V. Kolmogorov

Pavlov
217-586

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664025, Russia

FINANCIAL REPORT
for the 9 months of 2003 year (in thousands of Rubles)

Balance Sheet, for the 9 months of 2003 year
(in thousands of Rubles)

ASSETS	January, 1 2003	September, 30 2003
Intangible Assets	11	21
Property, Plants & Equipment	32170215	31402332
Capital investments in progress	1565718	2067755
Long-Term Investments	151758	178736
Inventories	1334956	1527043
Value-added tax	378480	421423
Accounts Receivable	5429716	4982835
Short-Term Investments	351338	256666
Cash	235685	31607
TOTAL ASSETS	41617877	40868418
LIABILITIES		
Capital Stock	4766808	4766808
Additional Capital Paid-in	29542181	29712290
Reserve funds	1191702	1191702
Target Financial Flows	22974	59112
Retained Earnings	1943919	1264106
Long-Term Debt	220016	176165
Short-Term Debt	1179541	1106965
Accounts Payable	2721129	2563549
Consumption funds	0	0
Future terms incomes	29607	27721
Reserve of forthcoming expenditures and payments	0	0
TOTAL LIABILITIES	41617877	40868418

General director of JSC «Irkutskenergo» ________ **Vladimir V. Kolmogorov**

Chief accountant of JSC «Irkutskenergo» ________ **Gennadiy M. Tolstykh**

Российская Федерация • Открытое акционерное общество энергетики и электрификации ОАО "Иркутскэнерго" • Иркутск

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664025, Russia

FINANCIAL RESULTS
for the 9 months of 2003 year
(in thousands of Rubles)

INDEX	**the 9 months of 2003 in thousands of Rubles**
1. Income before taxes	- 240289
2. Profit utilization:	
Profit tax	0

General director of JSC «Irkutskenergo» ____________ **Vladimir V. Kolmogorov**

Chief accountant of JSC «Irkutskenergo» ____________ **Gennadiy M. Tolstykh**

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664025, Russia

FINANCIAL REPORT
for the 2003 year (in thousands of Rubles)

Balance Sheet, for 2003 year
(in thousands of Rubles)

ASSETS	January, 1 2003	December, 31 2003
Intangible Assets	11	20
Property, Plants & Equipment	32168930	31969380
Capital investments in progress	1565720	1373190
Long-Term Investments	151758	247962
Inventories	1334956	1402955
Value-added tax	378478	490173
Accounts Receivable	5429716	4828085
Short-Term Investments	351338	245015
Cash	235685	190925
TOTAL ASSETS	41616592	40747705
LIABILITIES		
Capital Stock	4766808	4766808
Additional Capital Paid-in	29563870	29702335
Reserve funds	1191702	1191702
Target Financial Flows	-	-
Retained Earnings	1943919	1246480
Long-Term Debt	220016	135988
Short-Term Debt	1179541	983025
Accounts Payable	2721129	2693946
Consumption funds	0	0
Future terms incomes	29607	27421
Reserve of forthcoming expenditures and payments	0	0
TOTAL LIABILITIES	41616592	40747705

General director of JSC «Irkutskenergo» ________ **Vladimir V. Kolmogorov**

Chief accountant of JSC «Irkutskenergo» ________ **Gennadiy M. Tolstykh**

Российская Федерация ОАО "Иркутскэнерго" г. Иркутск

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664025, Russia

FINANCIAL RESULTS
for the 2003 year
(in thousands of Rubles)

INDEX	**2003** **in thousands of Rubles**
1. Income before taxes	1313
2. Profit utilization:	
Profit tax	0

General director of JSC «Irkutskenergo» _______________ **Vladimir V. Kolmogorov**

Chief accountant of JSC «Irkutskenergo» _______________ **Gennadiy M. Tolstykh**

ИРКУТСКОЕ ОТКРЫТОЕ
АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ
(ОАО «Иркутскэнерго»)

27.05.2004 № 097/6315

Региональному директору
Московского представительства
Бэнк оф Нью-Йорк

Вахраневой И.П.

107045, Москва,

Последний пер., 17

О направлении сообщения о
годовом собрании акционеров
ОАО «Иркутскэнерго»

Настоящим направляю сообщение о годовом собрании акционеров ОАО «Иркутскэнерго» и бюллетени для голосования на этом собрании на английском языке.

Доверенность для голосования по инструкциям владельцев АДР прошу выписать на генерального директора ОАО «Иркутскэнерго» Колмогорова Владимира Васильевича (паспорт 04 97 036444, выдан 20 мая 1998 года ОВД г. Дивногорска Красноярского края, зарегистрирован по адресу: Красноярский край, г. Дивногорск, ул. П-Лумумбы, дом 4 «А», кв. 2).

Доверенность должна отвечать требованиям ФЗ «Об акционерных обществах» (ст. 57) и Гражданского кодекса РФ (ст. 185).

К доверенности прошу приложить документ, подтверждающий права доверителя.

По возможности прошу направить проект доверенности для согласования.

Приложение:

1. Информационное сообщение о проведении годового собрания акционеров ОАО «Иркутскэнерго» на английском языке на 2 л. в 1 экз.
2. Бюллетени для голосования на годовом собрании акционеров ОАО «Иркутскэнерго» на английском языке на 11 л. в 1 экз.

И.о. генерального директора С.В. Эмдин

Журавлев А.В.
217-915

Information
about holding the Annual General Shareholders` meeting of JSC Irkutskenergo

Dear shareholder!

Irkutsk Joint-Stock Company of Energetics and Electrification (JSC Irkutskenergo) (address: Sukhe-Bator str. 3, Irkutsk city) informs you that the Annual General Shareholders' meeting of JSC Irkutskenergo will be held on June 25, 2004 at 12-00 a.m. in the form of joint presence by the address: 279, Baikalskaya str., Irkutsk city (Baikal-Business-Center building). The meeting will begin at 12-00 a.m.

The registration will take place at the place of holding the annual shareholders` meeting. The registration will begin at 9-00 a.m. local time.

The list of shareholders having the right to participate in the Annual General Shareholders' meeting was formed on the basis of the shareholders` list on May 5, 2004 at 18-00.

The Agenda:

1. Approval of the annual report, annual accounting balance, Profit & Losses account of JSC Irkutskenergo and distribution of profit, including dividend payment, and losses of JSC Irkutskenergo on the results of financial year.
2. About the size, terms and form of payment of annual dividends on the all types share of JSC Irkutskenergo.
3. The determination of numerical strength of the Board of Directors of JSC Irkutskenergo.
4. The election of the Board of Directors of JSC Irkutskenergo.
5. The election of auditing commission of JSC Irkutskenergo.
6. Approval Auditor of JSC Irkutskenergo.
7. Approval the new edition Charter of JSC Irkutskenergo.
8. The acknowledgement that the Regulations of holding general shareholders` meeting of Irkutsk Joint-Stock Company of Energetics and Electrification is become invalid.
9. Approval the new edition Regulations of general shareholders` meeting of JSC Irkutskenergo.
10. Approval the new edition Regulations of the Board of Directors JSC Irkutskenergo.
11. Approval the new edition Regulations managing committee JSC Irkutskenergo.
12. Approval the new edition Regulations of General director JSC Irkutskenergo.
13. The leaving JSC Irkutskenergo of the membership of financial - product group "East Siberia group".
14. About the payment of the Board of Directors JSC Irkutskenergo compensation.

You can apply for any information which is subject to presentation to the shareholders during preparation and holding the shareholders meeting. This information is available from June 5, 2004 during working time from 9-00 till 16-00 by the next addresses:

- 1, Teplocentralnaya str., working suburb Markovo, Irkutsk city, administrative building of Novo-Irkutskaya TEC of JSC Irkutskenergo, corporate governance department, tel. (395-2) 217-071, 217-915;
- Apartment 4 B, Mytnaya str., 3., Moscow, Moscow representative office of JSC Irkutskenergo, tel. (095) 725-09-80;
- Block 13, Building 18, Stromynka str., Moscow, R.O.S.T. Registrar PLC, tel. (095) 771-73-35.

Persons arriving for registration and participation in the meeting should have the ballots-papers for voting, received by post, and documents (identification card). The representatives of shareholders also should have power of attorney giving the right to participate in the meeting and the persons who have the right to act on behalf of juridical persons without power of attorney should have the documents confirming his/her appointment.

The power of attorney of a representative should be drew up in accordance with the requirements of clause 4 and 5 of the article of 185 of Civil Code of Russian Federation and be assured by notary. The power of attorney should include date and place of issue, the information about principal and representative (full name, location (place of residence), registration data (passport data)) the range of authority and the signature of the principal (accredited representative).

The shareholders of the Company in accordance with the articles 58, 60 of Federal Law "Joint-stock Companies" have the right to participate in the annual shareholders meeting by sending filled in the ballot-papers by post. In this case when the quorum will be defining and summation of voting there will be taken into account the ballot-papers received by Company no later then 22 June, 2004.

The ballot-papers– **natural person** must be singed by the person. In case of signing the ballot papers by:

- **Shareholder's representative** – in the ballot-paper should be indicated full name of the representative and properties of power of attorney (number, if presents, date of issue, the principal), the power of attorney or its copy certificated in the proper way should be attached to the ballot papers;
- **Lawful representative of a natural person** – ballot-papers should contain the information about the name of the lawful representative. Document assured by notary, confirming the authority of a lawful representative, have to be attached to the ballot-papers;
- **The Head of juridical person** –ballot-papers should include the name, the position of the Head and, the copies of documents confirming the appointment (election) of the person signed the ballot-papers should be assured by notary and be attached .
- Filled in and signed ballot papers should be sent to the Registrar by the address: Subscriber's Box 9, Building 18, Stromynka str., Moscow, 107996, R.O.S.T. Registrar PLC.

The Board of Directors
of JSC Irkutskenergo

The question of the agenda № 1: "Approval of the annual report, annual accounting balance, profit & losses account of JSC Irkutskenergo and distribution of profit, including dividend payment (declare), and losses of JSC Irkutskenergo on the results of financial year"

The location of the Company: 3, Shukhe-Bator str., Irkutsk city, 664025
The form of the meeting: joint presence of the shareholders for discussing the questions of the Agenda and making decisions on the questions putted to the vote.
The date and the time of the meeting: June 25, 2004 at 12-00 a.m.
The place of holding: 279, Baykalskaia str., Irkutsk city (Baikal Business Center)
The post address on which the filled ballot-paper should be sent: the user box 9, Building 18, Stromynka str., Moscow, 107996, Russia, R.O.S.T. Registrar PLC.

Registration number: ______ Number of voices: ______

The owner of voting shares

The decisions putted to the vote:

1. To approve the annual report of JSC Irkutskenergo for 2003 year.

Variants of voting

FOR		***AGAINST***		***ABSTAIN***	

Leave only one variant of voting. Cross out unnecessary variants of voting

If you vote in accordance with specifying of the shareholder whose shares has been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting or with specifying of the holder of depositary shares you have the right in accordance with the specifying to leave more than one variant of voting and you have to mark that you vote in accordance with the specifying and put against each selected variants of voting the number of voices.
If you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting.
If you have sold a part of shares after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you have sold a part of the shares. If you have got the specifying in respect of shares you have sold after the date of forming the shareholders` list, who have the right to participate in the annual shareholders` meeting, and the specifying coincides with your voting then the voices of the shareholders are summarized with your voices.

The decisions putted to the vote:

2. To approve the annual accounting balance, profit & losses account of JSC Irkutskenergo for 2003 year.

Variants of voting

FOR		***AGAINST***		***ABSTAIN***	

Leave only one variant of voting. Cross out unnecessary variants of voting

If you vote in accordance with specifying of the shareholder whose shares has been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting or with specifying of the holder of depositary shares you have the right in accordance with the specifying to leave more than one variant of voting and you have to mark that you vote in accordance with the specifying and put against each selectea variants of voting the number of voices.

participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting.

If you have sold a part of shares after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you have sold a part of the shares. If you have got the specifying in respect of shares you have sold after the date of forming the shareholders' list, who have the right to participate in the annual shareholders' meeting, and the specifying coincides with your voting then the voices of the shareholders are summarized with your voices.

The decisions putted to the vote:

3. To distribute the profit of JSC Irkutskenergo on the results of financial year 2003 and undistributed profit of past years for the next purposes in 2004 year:

- **Dividend payment – 174227 thousand rubles;**
- **Investments – 25000 thousand rubles.**

Variants of voting

FOR		AGAINST		ABSTAIN	

Leave only one variant of voting. Cross out unnecessary variants of voting

If you vote in accordance with specifying of the shareholder whose shares has been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting or with specifying of the holder of depositary shares you have the right in accordance with the specifying to leave more than one variant of voting and you have to mark that you vote in accordance with the specifying and put against each selected variants of voting the number of voices.

If you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting.

If you have sold a part of shares after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you have sold a part of the shares. If you have got the specifying in respect of shares you have sold after the date of forming the shareholders' list, who have the right to participate in the annual shareholders' meeting, and the specifying coincides with your voting then the voices of the shareholders are summarized with your voices.

Signature of the shareholder or his/her representative ______________________

____

____

(Name of the shareholder or his/her representative properties of power of attorney (number, date of issue, the name of principal), name of a official who have the right to act on behalf of a shareholder – company without the power of attorney)

The ballot-paper should be signed by the shareholder or his\her representative

You or your representative may fill in and give the ballot-paper directly at the general shareholders meeting or send filled in the ballot-paper by post. In the last case when the quorum will be defining and summation of voting there will be taken into account presented ballot-papers, which will have been received by Company no later 22 June 2004 inclusive.

When your representative votes by the power of attorney and sends the ballot-papers by the post it necessary to indicate the name and properties of power of attorney (number, date of issue, the name of principal), and he/she should attach the power of attorney drew up in accordance with requirements of article 57 of Federal Law on Joint Stock Companies or its copy certificated in the proper way.

If the head of the company votes on behalf of the shareholder – company it necessary to indicate the name, position of the person signed the ballot-paper.

The question of the agenda № 2: «About the sizes, terms and the form of payment of annual dividends on the all types share of JSC Irkutskenergo».

The location of the Company: 3, Shukhe-Bator str., Irkutsk city, 664025
The form of the meeting: joint presence of the shareholders for discussing the questions of the Agenda and making decisions on the questions putted to the vote.
The date and the time of the meeting: June 25, 2004 at 12-00 a.m.
The place of holding: 279, Baykalskaia str., Irkutsk city (Baikal Business Center)
The post address on which the filled ballot-paper should be sent: the user box 9, Building 18, Stromynka str., Moscow, 107996, Russia, R.O.S.T. Registrar PLC.

Registration number: ____________ Number of voices: ____________

The owner of voting shares

The decisions putted to the vote:

To pay dividends on the results year 2003 on the share JSC Irkutskenergo by money resources at the amount of 0.03655 rubles on one share till December, 31, 2004.

Variants of voting

FOR		***AGAINST***		***ABSTAIN***	

Leave only one variant of voting. Cross out unnecessary variants of voting

If you vote in accordance with specifying of the shareholder whose shares has been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting or with specifying of the holder of depositary shares you have the right in accordance with the specifying to leave more than one variant of voting and you have to mark that you vote in accordance with the specifying and put against each selected variants of voting the number of voices.
If you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting.
If you have sold a part of shares after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you have sold a part of the shares. If you have got the specifying in respect of shares you have sold after the date of forming the shareholders` list, who have the right to participate in the annual shareholders` meeting, and the specifying coincides with your voting then the voices of the shareholders are summarized with your voices.

Signature of the shareholder or his/her representative

(Name of the shareholder or his/her representative properties of power of attorney (number, date of issue, the name of principal), name of a official who have the right to act on behalf of a shareholder – company without the power of attorney)

The ballot-paper should be signed by the shareholder or his\her representative
You or your representative may fill in and give the ballot-paper directly at the general shareholders meeting or send filled in the ballot-paper by post. In the last case when the quorum will be defining and summation of voting there will be taken into account presented ballot-papers, which will have been received by Company no later 22 June 2004 inclusive.
When your representative votes by the power of attorney and sends the ballot-papers by the post it necessary to indicate the name and properties of power of attorney (number, date of issue, the name of principal), and he/she should attach the power of attorney drew up in accordance with requirements of article 57 of Federal Law on Joint-Stock Companies or its copy certificated in the proper way.
If the head of the company votes on behalf of the shareholder – company it necessary to indicate the name, position of the person signed the ballot-paper.

The question of the agenda № 3: «The determination of numerical strength of the Board of Directors of JSC Irkutskenergo».

The location of the Company: 3, Shukhe-Bator str., Irkutsk city, 664025
The form of the meeting: joint presence of the shareholders for discussing the questions of the Agenda and making decisions on the questions putted to the vote.
The date and the time of the meeting: June 25, 2004 at 12-00 a.m.
The place of holding: 279, Baykalskaia str., Irkutsk city (Baikal Business Center)
The post address on which the filled ballot-paper should be sent: the user box 9, Building 18, Stromynka str., Moscow, 107996, Russia, R.O.S.T. Registrar PLC.

Registration number: [ ] Number of voices: [ ]

[ ]
The owner of voting shares

The decisions putted to the vote:

To determine the staff of the Board of Directors of JSC Irkutskenergo in amount 11 (eleven) persons.

Variants of voting

FOR		***AGAINST***		***ABSTAIN***	

Leave only one variant of voting. Cross out unnecessary variants of voting

If you vote in accordance with specifying of the shareholder whose shares has been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting or with specifying of the holder of depositary shares you have the right in accordance with the specifying to leave more than one variant of voting and you have to mark that you vote in accordance with the specifying and put against each selected variants of voting the number of voices.
If you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting.
If you have sold a part of shares after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you have sold a part of the shares. If you have got the specifying in respect of shares you have sold after the date of forming the shareholders` list, who have the right to participate in the annual shareholders` meeting, and the specifying coincides with your voting then the voices of the shareholders are summarized with your voices.

Signature of the shareholder or his/her representative

____

(Name of the shareholder or his/her representative properties of power of attorney (number, date of issue, the name of principal), name of a official who have the right to act on behalf of a shareholder – company without the power of attorney)

The ballot-paper should be signed by the shareholder or his\her representative
You or your representative may fill in and give the ballot-paper directly at the general shareholders meeting or send filled in the ballot-paper by post. In the last case when the quorum will be defining and summation of voting there will be taken into account presented ballot-papers, which will have been received by Company no later 22 June 2004 inclusive.
When your representative votes by the power of attorney and sends the ballot-papers by the post it necessary to indicate the name and properties of power of attorney (number, date of issue, the name of principal), and he/she should attach the power of attorney drew up in accordance with requirements of article 57 of Federal Law on Joint-Stock Companies or its copy certificated in the proper way.
If the head of the company votes on behalf of the shareholder – company it necessary to indicate the name, position of the person signed the ballot-paper.

	property relations of Russia			
17	Igor Viktorovich Leonov – the deputy of Minister of energy of Russia			
18	Vladimir Yrievich Nechitailov – deputy general director – director of Ekaterenburg office of ZAO "Kompleksnye energeticheskie sistemy"			
19	Vladimir Viktorovich Petrochenko – the head of department of energy of Ministry of Energy of Russia			
20	Alexander Ivanovich Prilepskii – deputy general director of OOO "EvroSibEnergo"			
21	Olga Stanislavovna Puchkareva – the head of department of energy and natural resources of the Staff of the Government of Russia			
22	Pavel Petrovich Pustoshilov – director of development department OOO "EvroSibEnergo"			
23	Eduard Urievich Smelov – executive director of ZAO "Kompleksnye energeticheskie sistemy"			
24	Igor Valerievich Smolkin – general director of OOO "Company "Bazovyi Element"			
25	Mihail Urievich Slobodin – general director of ZAO "Kompleksnye energeticheskie sistemy"			
26	Alexander Vasilievich Tihonov – head of the department of Ministry of proper relations			
27	Alexei Elievich Tuzhilin – deputy general director of corporate governance of ZAO "Kompleksnye energeticheskie sistemy"			
28	Timur Ravilevich Haertinov – director of the department of management of assets of OOO "EvroSibEnergo"			

The elections of the members of the Board of directors are put in practice by cumulative voting at which the amount of voices is determined by multiplication of the amount of shares belonging to the shareholder to the amount of members of the Board of directors, determined in the Charter of the Company (11 persons).

In the given ballot-paper the amount of voices is already submitted as a product of the amount of shares belonging to you on the amount of members of the Board of directors.

At voting "FOR" you have the right to give all of the voices specified in the ballot-paper for one candidate or distribute them between two or more candidates. If you are an owner of a fractional part of the share the fractional part of the voice received in the result of multiplying the number of voices by the number of candidates elected to the Board of directors may be given only for one candidate.

If you vote in accordance with specifying of the shareholder whose shares has been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting or with specifying of the holder of depositary shares you have the right in accordance with the specifying to leave more than one variant of voting and you have to mark that you vote in accordance with the specifying and put against each selected variants of voting the number of voices.

If you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting.

If you have sold a part of shares after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you have sold a part of the shares. If you have got the specifying in respect of shares you have sold after the date of forming the shareholders' list, who have the right to participate in the annual shareholders' meeting, and the specifying coincides with your voting then the voices of the shareholders are summarized with your voices.

Signature of the shareholder or his/her representative

______________________ ______________________________________

(Name of the shareholder or his/her representative properties of power of attorney (number, date of issue, the name of principal), name of a official who have the right to act on behalf of a shareholder – company without the power of attorney)

The ballot-paper should be signed by the shareholder or his\her representative

You or your representative may fill in and give the ballot-paper directly at the general shareholders meeting or send filled in the ballot-paper by post. In the last case when the quorum will be defining and summation of voting there will be taken into account presented ballot-papers, which will have been received by Company no later 22 June 2004 inclusive.

When your representative votes by the power of attorney and sends the ballot-papers by the post it necessary to indicate the name and properties of power of attorney (number, date of issue, the name of principal), and he/she should attach the power of attorney drew up in accordance with requirements of article 57 of Federal Law on Joint-Stock Companies or its copy certificated in the proper way.

If the head of the company votes on behalf of the shareholder – company it necessary to indicate the name, position of the person signed the ballot-paper.

The question of the agenda № 4: «The election of the Board of Directors of JSC Irkutskenergo».

The location of the Company: 3, Shukhe-Bator str., Irkutsk city, 664025
The form of the meeting: joint presence of the shareholders for discussing the questions of the Agenda and making decisions on the questions putted to the vote.
The date and the time of the meeting: June 25, 2004 at 12-00 a.m.
The place of holding: 279, Baykalskaia str., Irkutsk city (Baikal Business Center)
The post address on which the filled ballot-paper should be sent: the user box 9, Building 18, Stromynka str., Moscow, 107996, Russia, R.O.S.T. Registrar PLC.

Registration number:

* 11=

Number of voices:

The owner of voting shares

The decisions putted to the vote:

To elect the Board of Directors of JSC Irkutskenergo:

№	Name of a candidate Information about a candidate	**FOR** (indicate the number of voices given for a candidate)	**AGAINST ALL CANDIDATES**	**ABSTAIN ON ALL CANDIDATES**
1	Maxim Mikhaylovich Avdeev – general director of ZAO "Energoprom Management"			
2	Sergei Sergeevich Beloborodov –general director of OOO «EvroSibEnergo»			
3	Sergei Efstavievich Bednaruk – head of the administration of water management of Ministry of natural resources of Russia			
4	Boris Petrovich Varnavskii – director of industrial and technical department OOO «EvroSibEnergo»			
5	Igor Mikhaylovich Golubev – deputy general director – director of the department of energy of enterprises of ZAO "Kompleksnye energeticheskie sistemy"			
6	Igor Leonidovich Grinchevskii – deputy director of the department of energy of enterprises of ZAO "Kompleksnye energeticheskie sistemy"			
7	Alexander Ivovich Glushakov – deputy administrative director of OOO "Company "Bazovyi Element"			
8	Alexey Dmitrievich Glushchenko – deputy general director of ZAO "Kompleksnye energeticheskie sistemy"			
9	Nina Alexandrovna Goryachih – the head of the Committee of state property management of Irkutsk region			
10	Nikolai Ivanovich Denisov – head of the regional management of Ministry of property relations in Irkutsk region			
11	Irina Ivanovna Dumova – deputy head of the administration of Irkutsk region by economic development and trade			
12	Andrey Fedorovich Zadernuk – the adviser of the Minister of economic development and trade			
13	Urii Igorevich Zaicev – the head of the interregional management of Ministry of property relations in Siberian Federal region			
14	Vasilii Nikolaevich Kiselev – vice-president – director of the department of interaction with governmental and local authorities and natural monopolies of JSC "SUAL – Holding"			
15	Vladimir Alekseevich Kiruhin – the first deputy of general director of OOO "EvroSibEnergo"			

16	Sergey Borisovich Kosarev - deputy Minister of property relations of Russia			
17	Igor Viktorovich Leonov – the deputy of Minister of energy of Russia			
18	Vladimir Yrievich Nechitailov – deputy general director – director of Ekaterenburg office of ZAO "Kompleksnye energeticheskie sistemy"			
19	Vladimir Viktorovich Petrochenko – the head of department of energy of Ministry of Energy of Russia			
20	Alexander Ivanovich Prilepskii – deputy general director of OOO "EvroSibEnergo"			
21	Olga Stanislavovna Puchkareva – the head of department of energy and natural resources of the Staff of the Government of Russia			
22	Pavel Petrovich Pustoshilov – director of development department OOO "EvroSibEnergo"			
23	Eduard Urievich Smelov – executive director of ZAO "Kompleksnye energeticheskie sistemy"			
24	Igor Valerievich Smolkin – general director of OOO "Company "Bazovyi Element"			
25	Mihail Urievich Slobodin – general director of ZAO "Kompleksnye energeticheskie sistemy"			
26	Alexander Vasilievich Tihonov – head of the department of Ministry of proper relations			
27	Alexei Elievich Tuzhilin – deputy general director of corporate governance of ZAO "Kompleksnye energetichcskie sistemy"			
28	Timur Ravilevich Haertinov – director of the department of management of assets of OOO "EvroSibEnergo"			

The elections of the members of the Board of directors are put in practice by cumulative voting at which the amount of voices is determined by multiplication of the amount of shares belonging to the shareholder to the amount of members of the Board of directors, determined in the Charter of the Company (11 persons).

In the given ballot-paper the amount of voices is already submitted as a product of the amount of shares belonging to you on the amount of members of the Board of directors.

At voting "FOR" you have the right to give all of the voices specified in the ballot-paper for one candidate or distribute them between two or more candidates. If you are an owner of a fractional part of the share the fractional part of the voice received in the result of multiplying the number of voices by the number of candidates elected to the Board of directors may be given only for one candidate.

If you vote in accordance with specifying of the shareholder whose shares has been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting or with specifying of the holder of depositary shares you have the right in accordance with the specifying to leave more than one variant of voting and you have to mark that you vote in accordance with the specifying and put against each selected variants of voting the number of voices.

If you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting.

If you have sold a part of shares after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you have sold a part of the shares. If you have got the specifying in respect of shares you have sold after the date of forming the shareholders' list, who have the right to participate in the annual shareholders' meeting, and the specifying coincides with your voting then the voices of the shareholders are summarized with your voices.

Signature of the shareholder or his/her representative

____

____

(Name of the shareholder or his/her representative properties of power of attorney (number, date of issue, the name of principal), name of a official who have the right to act on behalf of a shareholder – company without the power of attorney)

The ballot-paper should be signed by the shareholder or his\her representative

You or your representative may fill in and give the ballot-paper directly at the general shareholders meeting or send filled in the ballot-paper by post. In the last case whe the quorum will be defining and summation of voting there will be taken into account presented ballot-papers, which will have been received by Company no later 22 Ju 2004 inclusive.

When your representative votes by the power of attorney and sends the ballot-papers by the post it necessary to indicate the name and properties of power of attorn (number, date of issue, the name of principal), and he/she should attach the power of attorney drew up in accordance with requirements of article 57 of Federal Law on Joi Stock Companies or its copy certificated in the proper way.

If the head of the company votes on behalf of the shareholder – company it necessary to indicate the name, position of the person signed the ballot-pape

The question of the agenda № 5: «The election of auditing commission of JSC Irkutskenergo»

The location of the Company: 3, Shukhe-Bator str., Irkutsk city, 664025
The form of the meeting: joint presence of the shareholders for discussing the questions of the Agenda and making decisions on the questions putted to the vote.
The date and the time of the meeting: June 25, 2004 at 12-00 a.m.
The place of holding: 279, Baykalskaia str., Irkutsk city (Baikal Business Center)
The post address on which the filled ballot-paper should be sent: the user box 9, Building 18, Stromynka str., Moscow, 107996, Russia, R.O.S.T. Registrar PLC.

Registration number: ______ Number of voices: ______

______

The owner of voting shares

The decisions putted to the vote:

To elect the auditing commission of JSC Irkutskenergo:

№	Name of a candidate	Variants of voting					
1	Nataliay Sabirovna Vorobieva - leading expert of financial and economic department of OOO «EvroSibEnergo»	FOR		AGAINST		ABSTAIN	
2	Gennadii Innokentievich Dmitriev – the head of the section of region management of Ministry of proper relations of Russia in Irkutsk region	FOR		AGAINST		ABSTAIN	
3	Vladimir Sergeevich Epishin - leading expert of the department of assets management of OOO «EvroSibEnergo»	FOR		AGAINST		ABSTAIN	
4	Kirill Borisovich Zaporozhan – the head of the administration of finance and international accounting of ZAO "Kompleksnye energeticheskie sistemy"	FOR		AGAINST		ABSTAIN	
5	Shamil Umayrovich Ismailov – the head of the section of taxation and auditing of ZAO "Kompleksnye energeticheskie sistemy"	FOR		AGAINST		ABSTAIN	
6	Tatiana Sergeevna Kiseleva – leading expert of the department of management assets of OOO «EvroSibEnergo»	FOR		AGAINST		ABSTAIN	
7	Alexander Igorevich Kirsanov – the head of the section of the development department of OOO «EvroSibEnergo»	FOR		AGAINST		ABSTAIN	
8	Konstantin Alexandrovich Konstantinov – the head of the section of economic analysis of ZAO "Kompleksnye energeticheskie sistemy"	FOR		AGAINST		ABSTAIN	
9	Svetlana Urievna Ktitarenko – deputy head of CRA of Ministry of Energy of Russia	FOR		AGAINST		ABSTAIN	
10	Andrei Georgievich Leontiev – deputy director of department of energy of enterprises of the tariff policy of ZAO "Kompleksnye energeticheskie sistemy"	FOR		AGAINST		ABSTAIN	
11	Galina Evgenievna Samohina – deputy head of the section of property of energy and gas industrial of Ministry of property relations of Russia	FOR		AGAINST		ABSTAIN	

12	Alexandr Sergeevich Smolnikov – the head of the section of ensuring of realization projects of ZAO "Kompleksnye energeticheskie sistemy"	FOR		AGAINST		ABSTAIN	
13	Helen Germanovna Talalykina – chief accountant of OOO "EvroSibEnergo"	FOR		AGAINST		ABSTAIN	
14	Vladimir Borisovich Tokarev – adviser of the law department of OOO "EvroSibEnergo"	FOR		AGAINST		ABSTAIN	
15	Artem Alexandrovich Torchinskii – the specialist of the 1-st category of the economic and financial department of OOO "EvroSibEnergo"	FOR		AGAINST		ABSTAIN	
16	Irina Vladimirovna Travkova – the deputy of chief accountant of OOO "EvroSibEnergo"	FOR		AGAINST		ABSTAIN	
17	Timur Ravilevich Haertinov – director of the department of management of assets of OOO "EvroSibEnergo"	FOR		AGAINST		ABSTAIN	

Against each candidate leave only one variant of voting. Cross out unnecessary variants of voting.

According to the Carter of the Company the auditing committee is selected in amount of 5 persons. Therefore you may leave variant "FOR" no more than on 5 candidates.

If you vote in accordance with specifying of the shareholder whose shares has been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting or with specifying of the holder of depositary shares you have the right in accordance with the specifying to leave more than one variant of voting and you have to mark that you vote in accordance with the specifying and put against each selected variants of voting the number of voices.
If you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting.
If you have sold a part of shares after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you have sold a part of the shares. If you have got the specifying in respect of shares you have sold after the date of forming the shareholders' list, who have the right to participate in the annual shareholders' meeting, and the specifying coincides with your voting then the voices of the shareholders are summarized with your voices.

Signature of the shareholder or his/her representative ____________________ ____________________

(Name of the shareholder or his/her representative properties of power of attorney (number, date of issue, the name of principal), name of a official who have the right to act on behalf of a shareholder – company without the power of attorney)

The ballot-paper should be signed by the shareholder or his\her representative
You or your representative may fill in and give the ballot-paper directly at the general shareholders meeting or send filled in the ballot-paper by post. In the last case when the quorum will be defining and summation of voting there will be taken into account presented ballot-papers, which will have been received by Company no later 22 June 2004 inclusive.
When your representative votes by the power of attorney and sends the ballot-papers by the post it necessary to indicate the name and properties of power of attorney (number, date of issue, the name of principal), and he/she should attach the power of attorney drew up in accordance with requirements of article 57 of Federal Law on Joint-Stock Companies or its copy certificated in the proper way.
If the head of the company votes on behalf of the shareholder – company it necessary to indicate the name, position of the person signed the ballot-paper.

12	... head of the section of ensuring of realization projects of ZAO "Kompleksnye energeticheskie sistemy"						
13	Helen Germanovna Talalykina – chief accountant of OOO "EvroSibEnergo"	FOR		AGAINST		ABSTAIN	
14	Vladimir Borisovich Tokarev – adviser of the law department of OOO "EvroSibEnergo"	FOR		AGAINST		ABSTAIN	
15	Artem Alexandrovich Torchinskii – the specialist of the 1-st category of the economic and financial department of OOO "EvroSibEnergo"	FOR		AGAINST		ABSTAIN	
16	Irina Vladimirovna Travkova – the deputy of chief accountant of OOO "EvroSibEnergo"	FOR		AGAINST		ABSTAIN	
17	Timur Ravilevich Haertinov – director of the department of management of assets of OOO "EvroSibEnergo"	FOR		AGAINST		ABSTAIN	

Against each candidate leave only one variant of voting. Cross out unnecessary variants of voting.

According to the Carter of the Company the auditing committee is selected in amount of 5 persons. Therefore you may leave variant "FOR" no more than on 5 candidates.

If you vote in accordance with specifying of the shareholder whose shares has been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting or with specifying of the holder of depositary shares you have the right in accordance with the specifying to leave more than one variant of voting and you have to mark that you vote in accordance with the specifying and put against each selected variants of voting the number of voices.
If you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting.
If you have sold a part of shares after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you have sold a part of the shares. If you have got the specifying in respect of shares you have sold after the date of forming the shareholders' list, who have the right to participate in the annual shareholders' meeting, and the specifying coincides with your voting then the voices of the shareholders are summarized with your voices.

Signature of the shareholder or his/her representative ____________________

____

(Name of the shareholder or his/her representative properties of power of attorney (number, date of issue, the name of principal), name of a official who have the right to act on behalf of a shareholder – company without the power of attorney)

The ballot-paper should be signed by the shareholder or his\her representative
You or your representative may fill in and give the ballot-paper directly at the general shareholders meeting or send filled in the ballot-paper by post. In the last case when the quorum will be defining and summation of voting there will be taken into account presented ballot-papers, which will have been received by Company no later 22 June 2004 inclusive.
When your representative votes by the power of attorney and sends the ballot-papers by the post it necessary to indicate the name and properties of power of attorney (number, date of issue, the name of principal), and he/she should attach the power of attorney drew up in accordance with requirements of article 57 of Federal Law on Joint-Stock Companies or its copy certificated in the proper way.
If the head of the company votes on behalf of the shareholder – company it necessary to indicate the name, position of the person signed the ballot-paper.

The question of the agenda № 6: «Approval Auditor of JSC Irkutskenergo»

The location of the Company: 3, Shukhe-Bator str., Irkutsk city, 664025
The form of the meeting: joint presence of the shareholders for discussing the questions of the Agenda and making decisions on the questions putted to the vote.
The date and the time of the meeting: June 25, 2004 at 12-00 a.m.
The place of holding: 279, Baykalskaia str., Irkutsk city (Baikal Business Center)
The post address on which the filled ballot-paper should be sent: the user box 9, Building 18, Stromynka str., Moscow, 107996, Russia, R.O.S.T. Registrar PLC.

Registration number:		Number of voices:	

The owner of voting shares

The decisions putted to the vote:

To approve Closet Joint Stock Company Auditing-Consulting Firm "Modern Business Technologies" as auditor of JSC Irkutskenergo on 2004 year.

Variants of voting

FOR		***AGAINST***		***ABSTAIN***	

Leave only one variant of voting. Cross out unnecessary variants of voting

If you vote in accordance with specifying of the shareholder whose shares has been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting or with specifying of the holder of depositary shares you have the right in accordance with the specifying to leave more than one variant of voting and you have to mark that you vote in accordance with the specifying and put against each selected variants of voting the number of voices.
If you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting.
If you have sold a part of shares after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you have sold a part of the shares. If you have got the specifying in respect of shares you have sold after the date of forming the shareholders` list, who have the right to participate in the annual shareholders` meeting, and the specifying coincides with your voting then the voices of the shareholders are summarized with your voices.

Signature of the shareholder or his/her representative

____

____

(Name of the shareholder or his/her representative properties of power of attorney (number, date of issue, the name of principal), name of a official who have the right to act on behalf of a shareholder – company without the power of attorney)

The ballot-paper should be signed by the shareholder or his\her representative
You or your representative may fill in and give the ballot-paper directly at the general shareholders meeting or send filled in the ballot-paper by post. In the last case when the quorum will be defining and summation of voting there will be taken into account presented ballot-papers, which will have been received by Company no later 22 June 2004 inclusive.
When your representative votes by the power of attorney and sends the ballot-papers by the post it necessary to indicate the name and properties of power of attorney (number, date of issue, the name of principal), and he/she should attach the power of attorney drew up in accordance with requirements of article 57 of Federal Law on Joint-Stock Companies or its copy certificated in the proper way.
If the head of the company votes on behalf of the shareholder – company it necessary to indicate the name, position of the person signed the ballot-paper.

The question of the agenda № 7: «Approval the new edition Charter of JSC Irkutskenergo"

The location of the Company: 3, Shukhe-Bator str., Irkutsk city, 664025
The form of the meeting: joint presence of the shareholders for discussing the questions of the Agenda and making decisions on the questions putted to the vote.
The date and the time of the meeting: June 25, 2004 at 12-00 a.m.
The place of holding: 279, Baykalskaia str., Irkutsk city (Baikal Business Center)
The post address on which the filled ballot-paper should be sent: the user box 9, Building 18, Stromynka str., Moscow, 107996, Russia, R.O.S.T. Registrar PLC.

Registration number: ____________ Number of voices: ____________

____
The owner of voting shares

The decisions putted to the vote:

To approve new edition of the Charter of JSC Irkutskenergo.

Variants of voting

FOR		***AGAINST***		***ABSTAIN***	

Leave only one variant of voting. Cross out unnecessary variants of voting

If you vote in accordance with specifying of the shareholder whose shares has been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting or with specifying of the holder of depositary shares you have the right in accordance with the specifying to leave more than one variant of voting and you have to mark that you vote in accordance with the specifying and put against each selected variants of voting the number of voices.
If you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting.
If you have sold a part of shares after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you have sold a part of the shares. If you have got the specifying in respect of shares you have sold after the date of forming the shareholders` list, who have the right to participate in the annual shareholders` meeting, and the specifying coincides with your voting then the voices of the shareholders are summarized with your voices.

Signature of the shareholder or his/her representative ____________________

____

____
(Name of the shareholder or his/her representative
properties of power of attorney (number, date of issue, the name of principal), name of a official who have the right to act on behalf of a shareholder – company without the power of attorney)

The ballot-paper should be signed by the shareholder or his\her representative
You or your representative may fill in and give the ballot-paper directly at the general shareholders meeting or send filled in the ballot-paper by post. In the last case when the quorum will be defining and summation of voting there will be taken into account presented ballot-papers, which will have been received by Company no later 22 June 2004 inclusive.
When your representative votes by the power of attorney and sends the ballot-papers by the post it necessary to indicate the name and properties of power of attorney (number, date of issue, the name of principal), and he/she should attach the power of attorney drew up in accordance with requirements of article 57 of Federal Law on Joint-Stock Companies or its copy certificated in the proper way.
If the head of the company votes on behalf of the shareholder – company it necessary to indicate the name, position of the person signed the ballot-paper.

The questions of the agenda:
№ 8 "The acknowledgement that the Regulations of holding general shareholders' meeting of Irkutsk Joint Stock Company of Energetics and Electrification is become invalid";
№ 9 «Approval the new edition Regulations about general shareholders' meeting of JSC Irkutskenergo».

The location of the Company: 3, Shukhe-Bator str., Irkutsk city, 664025
The form of the meeting: joint presence of the shareholders for discussing the questions of the Agenda and making decisions on the questions putted to the vote.
The date and the time of the meeting: June 25, 2004 at 12-00 a.m.
The place of holding: 279, Baykalskaia str., Irkutsk city (Baikal Business Center)
The post address on which the filled ballot-paper should be sent: the user box 9, Building 18, Stromynka str., Moscow, 107996, Russia, R.O.S.T. Registrar PLC.

Registration number: [ ] Number of voices: [ ]

[ ]
The owner of voting shares

The decisions putted to the vote on the question № 8:

The acknowledgement that the Regulations of holding general shareholders' meeting of Irkutsk Joint Stock Company of Energetics and Electrification is become invalid.

Variants of voting

FOR		AGAINST		ABSTAIN	

Leave only one variant of voting. Cross out unnecessary variants of voting

If you vote in accordance with specifying of the shareholder whose shares has been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting or with specifying of the holder of depositary shares you have the right in accordance with the specifying to leave more than one variant of voting and you have to mark that you vote in accordance with the specifying and put against each selected variants of voting the number of voices.
If you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting.
If you have sold a part of shares after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you have sold a part of the shares. If you have got the specifying in respect of shares you have sold after the date of forming the shareholders` list, who have the right to participate in the annual shareholders` meeting, and the specifying coincides with your voting then the voices of the shareholders are summarized with your voices.

The decisions putted to the vote on the question № 9:

To approve the new edition Regulations of general shareholders' meeting of JSC Irkutskenergo.

Variants of voting

FOR		AGAINST		ABSTAIN	

Leave only one variant of voting. Cross out unnecessary variants of voting

If you vote in accordance with specifying of the shareholder whose shares has been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting or with specifying of the holder of depositary shares you have the right in accordance with the specifying to leave more than one variant of voting and you have to mark that you vote in accordance with the specifying and put against each selected variants of voting the number of voices.
If you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you

The questions of the agenda:
№ 10 - «Approval the new edition Regulations of Board of Directors of JSC Irkutskenergo";
№ 11 - «Approval the new edition Regulations of managing committee of JSC Irkutskenergo";
№ 12 - «Approval the new edition Regulations of General director of JSC Irkutskenergo".

The location of the Company: 3, Shukhe-Bator str., Irkutsk city, 664025
The form of the meeting: joint presence of the shareholders for discussing the questions of the Agenda and making decisions on the questions putted to the vote.
The date and the time of the meeting: June 25, 2004 at 12-00 a.m.
The place of holding: 279, Baykalskaia str., Irkutsk city (Baikal Business Center)
The post address on which the filled ballot-paper should be sent: the user box 9, Building 18, Stromynka str., Moscow, 107996, Russia, R.O.S.T. Registrar PLC.

Registration number:		Number of voices:	

The owner of voting shares

The decisions putted to the vote on question № 10:

To approve the new edition Regulations of the Board of Directors of JSC Irkutskenergo.

Variants of voting

FOR		*AGAINST*		*ABSTAIN*	

Leave only one variant of voting. Cross out unnecessary variants of voting

If you vote in accordance with specifying of the shareholder whose shares has been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting or with specifying of the holder of depositary shares you have the right in accordance with the specifying to leave more than one variant of voting and you have to mark that you vote in accordance with the specifying and put against each selected variants of voting the number of voices.
If you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting.
If you have sold a part of shares after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you have sold a part of the shares. If you have got the specifying in respect of shares you have sold after the date of forming the shareholders` list, who have the right to participate in the annual shareholders` meeting, and the specifying coincides with your voting then the voices of the shareholders are summarized with your voices.

The decisions putted to the vote on question № 11:

To approve the new edition Regulations of managing committee of JSC Irkutskenergo.

Variants of voting

FOR		*AGAINST*		*ABSTAIN*	

Leave only one variant of voting. Cross out unnecessary variants of voting

If you vote in accordance with specifying of the shareholder whose shares has been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting or with specifying of the holder of depositary shares you have the right in accordance with the specifying to leave more than one variant of voting and you have to mark that you vote in accordance with the specifying and put against each selected variants of voting the number of voices.
If you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting.

If you have sold a part of shares after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you have sold a part of the shares. If you have got the specifying in respect of shares you have sold after the date of forming the shareholders` list, who have the right to participate in the annual shareholders` meeting, and the specifying coincides with your voting then the voices of the shareholders are summarized with your voices.

The decisions putted to the vote on question № 12:

To approve the new edition Regulations of General director of JSC Irkutskenergo.

Variants of voting

FOR		AGAINST		ABSTAIN	

Leave only one variant of voting. Cross out unnecessary variants of voting

If you vote in accordance with specifying of the shareholder whose shares has been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting or with specifying of the holder of depositary shares you have the right in accordance with the specifying to leave more than one variant of voting and you have to mark that you vote in accordance with the specifying and put against each selected variants of voting the number of voices.
If you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting.
If you have sold a part of shares after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you have sold a part of the shares. If you have got the specifying in respect of shares you have sold after the date of forming the shareholders` list, who have the right to participate in the annual shareholders` meeting, and the specifying coincides with your voting then the voices of the shareholders are summarized with your voices.

Signature of the shareholder or his/her representative ______________________

____

(Name of the shareholder or his/her representative properties of power of attorney (number, date of issue, the name of principal), name of a official who have the right to act on behalf of a shareholder – company without the power of attorney)

The ballot-paper should be signed by the shareholder or his\her representative
You or your representative may fill in and give the ballot-paper directly at the general shareholders meeting or send filled in the ballot-paper by post. In the last case when the quorum will be defining and summation of voting there will be taken into account presented ballot-papers, which will have been received by Company no later 22 June 2004 inclusive.
When your representative votes by the power of attorney and sends the ballot-papers by the post it necessary to indicate the name and properties of power of attorney (number, date of issue, the name of principal), and he/she should attach the power of attorney drew up in accordance with requirements of article 57 of Federal Law on Joint-Stock Companies or its copy certificated in the proper way.
If the head of the company votes on behalf of the shareholder – company it necessary to indicate the name, position of the person signed the ballot-paper.

you should put the number of voices in the field against left variant of voting and you should mark that you have sold a part of the shares. If you have got the specifying in respect of shares you have sold after the date of forming the shareholders' list, who have the right to participate in the annual shareholders' meeting, and the specifying coincides with your voting then the voices of the shareholders are summarized with your voices.

The decisions putted to the vote on question № 12:

To approve the new edition Regulations of General director of JSC Irkutskenergo.

Variants of voting

FOR		AGAINST		ABSTAIN	

Leave only one variant of voting. Cross out unnecessary variants of voting

If you vote in accordance with specifying of the shareholder whose shares has been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting or with specifying of the holder of depositary shares you have the right in accordance with the specifying to leave more than one variant of voting and you have to mark that you vote in accordance with the specifying and put against each selected variants of voting the number of voices.
If you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting.
If you have sold a part of shares after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you have sold a part of the shares. If you have got the specifying in respect of shares you have sold after the date of forming the shareholders` list, who have the right to participate in the annual shareholders` meeting, and the specifying coincides with your voting then the voices of the shareholders are summarized with your voices.

Signature of the shareholder or his/her representative ____________________

____

____

(Name of the shareholder or his/her representative properties of power of attorney (number, date of issue, the name of principal), name of a official who have the right to act on behalf of a shareholder – company without the power of attorney)

The ballot-paper should be signed by the shareholder or his\her representative
You or your representative may fill in and give the ballot-paper directly at the general shareholders meeting or send filled in the ballot-paper by post. In the last case when the quorum will be defining and summation of voting there will be taken into account presented ballot-papers, which will have been received by Company no later 22 June 2004 inclusive.
When your representative votes by the power of attorney and sends the ballot-papers by the post it necessary to indicate the name and properties of power of attorney (number, date of issue, the name of principal), and he/she should attach the power of attorney drew up in accordance with requirements of article 57 of Federal Law on Joint-Stock Companies or its copy certificated in the proper way.
If the head of the company votes on behalf of the shareholder – company it necessary to indicate the name, position of the person signed the ballot-paper.

participate in the annual shareholder meeting.
If you have sold a part of shares after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you have sold a part of the shares. If you have got the specifying in respect of shares you have sold after the date of forming the shareholders` list, who have the right to participate in the annual shareholders` meeting, and the specifying coincides with your voting then the voices of the shareholders are summarized with your voices.

Signature of the shareholder or his/her representative

____

____

(Name of the shareholder or his/her representative properties of power of attorney (number, date of issue, the name of principal), name of a official who have the right to act on behalf of a shareholder – company without the power of attorney)

The ballot-paper should be signed by the shareholder or his\her representative

You or your representative may fill in and give the ballot-paper directly at the general shareholders meeting or send filled in the ballot-paper by post. In the last case when the quorum will be defining and summation of voting there will be taken into account presented ballot-papers, which will have been received by Company no later 22 June 2004 inclusive.

When your representative votes by the power of attorney and sends the ballot-papers by the post it necessary to indicate the name and properties of power of attorney (number, date of issue, the name of principal), and he/she should attach the power of attorney drew up in accordance with requirements of article 57 of Federal Law on Joint-Stock Companies or its copy certificated in the proper way.

If the head of the company votes on behalf of the shareholder – company it necessary to indicate the name, position of the person signed the ballot-paper.

The question of the agenda № 13: «The leaving JSC Irkutskenergo of the membership of financial –product group "East Siberia group"

The location of the Company: 3, Shukhe-Bator str., Irkutsk city, 664025
The form of the meeting: joint presence of the shareholders for discussing the questions of the Agenda and making decisions on the questions putted to the vote.
The date and the time of the meeting: June 25, 2004 at 12-00 a.m.
The place of holding: 279, Baykalskaia str., Irkutsk city (Baikal Business Center)
The post address on which the filled ballot-paper should be sent: the user box 9, Building 18, Stromynka str., Moscow, 107996, Russia, R.O.S.T. Registrar PLC.

Registration number: ____ Number of voices: ____

____

The owner of voting shares

The decisions putted to the vote:

To leave JSC Irkutskenergo of the membership of financial–product group "East Siberia group".

Variants of voting

FOR		***AGAINST***		***ABSTAIN***	

Leave only one variant of voting. Cross out unnecessary variants of voting

If you vote in accordance with specifying of the shareholder whose shares has been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting or with specifying of the holder of depositary shares you have the right in accordance with the specifying to leave more than one variant of voting and you have to mark that you vote in accordance with the specifying and put against each selected variants of voting the number of voices.
If you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting.
If you have sold a part of shares after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you have sold a part of the shares. If you have got the specifying in respect of shares you have sold after the date of forming the shareholders' list, who have the right to participate in the annual shareholders' meeting, and the specifying coincides with your voting then the voices of the shareholders are summarized with your voices.

Signature of the shareholder or his/her representative ____________________

____

(Name of the shareholder or his/her representative
properties of power of attorney (number, date of issue, the name of principal), name of a official who have the right to act on behalf of a shareholder – company without the power of attorney)

The ballot-paper should be signed by the shareholder or his\her representative
You or your representative may fill in and give the ballot-paper directly at the general shareholders meeting or send filled in the ballot-paper by post. In the last case when the quorum will be defining and summation of voting there will be taken into account presented ballot-papers, which will have been received by Company no later 22 June 2004 inclusive.
When your representative votes by the power of attorney and sends the ballot-papers by the post it necessary to indicate the name and properties of power of attorney (number, date of issue, the name of principal), and he/she should attach the power of attorney drew up in accordance with requirements of article 57 of Federal Law on Joint-Stock Companies or its copy certificated in the proper way.
If the head of the company votes on behalf of the shareholder – company it necessary to indicate the name, position of the person signed the ballot-paper.

The question of the agenda № 14: "About the payment of the Board of Directors JSC Irkutskenergo compensation"

The location of the Company: 3, Shukhe-Bator str., Irkutsk city, 664025
The form of the meeting: joint presence of the shareholders for discussing the questions of the Agenda and making decisions on the questions putted to the vote.
The date and the time of the meeting: June 25, 2004 at 12-00 a.m.
The place of holding: 279, Baykalskaia str., Irkutsk city (Baikal Business Center)
The post address on which the filled ballot-paper should be sent: the user box 9, Building 18, Stromynka str., Moscow, 107996, Russia, R.O.S.T. Registrar PLC.

Registration number: [ ] Number of voices: [ ]

[ ]
The owner of voting shares

The decisions putted to the vote:

1. To approve Regulations about payment of the Board of Directors of JSC Irkutskenergo compensations.

Variants of voting

FOR		AGAINST		ABSTAIN	

Leave only one variant of voting. Cross out unnecessary variants of voting

If you vote in accordance with specifying of the shareholder whose shares has been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting or with specifying of the holder of depositary shares you have the right in accordance with the specifying to leave more than one variant of voting and you have to mark that you vote in accordance with the specifying and put against each selected variants of voting the number of voices.
If you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting.
If you have sold a part of shares after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you have sold a part of the shares. If you have got the specifying in respect of shares you have sold after the date of forming the shareholders' list, who have the right to participate in the annual shareholders' meeting, and the specifying coincides with your voting then the voices of the shareholders are summarized with your voices.

The decisions putted to the vote:

2. To pay of the Board of Directors of JSC Irkutskenergo compensation on results last year in accordance with Regulations of payment of the Board of Directors of JSC Irkutskenergo compensation.

Variants of voting

FOR		AGAINST		ABSTAIN	

Leave only one variant of voting. Cross out unnecessary variants of voting

If you vote in accordance with specifying of the shareholder whose shares has been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting or with specifying of the holder of depositary shares you have the right in accordance with the

specifying to leave more than one variant of voting and you have to mark that you vote in accordance with the specifying and put against each selected variants of voting the number of voices.

If you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting.

If you have sold a part of shares after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you have sold a part of the shares. If you have got the specifying in respect of shares you have sold after the date of forming the shareholders` list, who have the right to participate in the annual shareholders` meeting, and the specifying coincides with your voting then the voices of the shareholders are summarized with your voices.

Signature of the shareholder or his/her representative

____

____

____

(Name of the shareholder or his/her representative
properties of power of attorney (number, date of issue, the name of principal), name of a official who have the right to act on behalf of a shareholder – company without the power of attorney)

The ballot-paper should be signed by the shareholder or his\her representative

You or your representative may fill in and give the ballot-paper directly at the general shareholders meeting or send filled in the ballot-paper by post. In the last case when the quorum will be defining and summation of voting there will be taken into account presented ballot-papers, which will have been received by Company no later 22 June 2004 inclusive.

When your representative votes by the power of attorney and sends the ballot-papers by the post it necessary to indicate the name and properties of power of attorney (number, date of issue, the name of principal), and he/she should attach the power of attorney drew up in accordance with requirements of article 57 of Federal Law on Joint-Stock Companies or its copy certificated in the proper way.

If the head of the company votes on behalf of the shareholder – company it necessary to indicate the name, position of the person signed the ballot-paper.

vote by power of attorney issued in respect of shares that had been bought after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting.

If you have sold a part of shares after the date of forming the list of shareholders who had got the right to participate in the annual shareholder meeting you should put the number of voices in the field against left variant of voting and you should mark that you have sold a part of the shares. If you have got the specifying in respect of shares you have sold after the date of forming the shareholders` list, who have the right to participate in the annual shareholders` meeting, and the specifying coincides with your voting then the voices of the shareholders are summarized with your voices.

Signature of the shareholder or his/her representative

____

____

____

(Name of the shareholder or his/her representative
properties of power of attorney (number, date of issue, the name of principal). name of a official who have the right to act on behalf of a shareholder – company without the power of attorney)

The ballot-paper should be signed by the shareholder or his\her representative

You or your representative may fill in and give the ballot-paper directly at the general shareholders meeting or send filled in the ballot-paper by post. In the last case when the quorum will be defining and summation of voting there will be taken into account presented ballot-papers, which will have been received by Company no later 22 June 2004 inclusive.

When your representative votes by the power of attorney and sends the ballot-papers by the post it necessary to indicate the name and properties of power of attorney (number, date of issue, the name of principal), and he/she should attach the power of attorney drew up in accordance with requirements of article 57 of Federal Law on Joint-Stock Companies or its copy certificated in the proper way.

If the head of the company votes on behalf of the shareholder – company it necessary to indicate the name, position of the person signed the ballot-paper.